Cenovus oil sands production climbs 20% in first quarter
Plans to move forward with Grand Rapids oil sands project

- Combined oil sands production at Foster Creek and Christina Lake averaged 120,444 barrels per day (bbls/d) net in the first quarter, up 20% from a year earlier.
- Production at Christina Lake averaged 65,738 bbls/d net in the first quarter, an increase of 48% when compared with the same period a year earlier as phase E approached full production capacity.
- Foster Creek performed at the upper end of Cenovus's expected production range, averaging 54,706 bbls/d net in the quarter, a slight decrease from the same period a year earlier.
- Cenovus generated nearly $1.2 billion in operating cash flow, a 4% decrease when compared with the same period in 2013, as rising production and higher commodity prices were offset by significantly lower refining margins.
- Cenovus received regulatory approval for its 180,000 bbls/d wholly-owned Grand Rapids oil sands project and plans to move forward with an initial phase of 8,000 to 10,000 bbls/d.

"Our first quarter results have us off to a good start for delivering predictable, reliable performance this year," said Brian Ferguson, Cenovus President & Chief Executive Officer. "Our oil sands projects are on track and we continue to see value from our integrated business plan. Our strong cash flow and healthy balance sheet allow us to keep our focus on growing total shareholder return."

Production & financial summary			
(for the period ended March 31) Production (before royalties)	2014 Q1	2013 Q1	% change
Oil sands total (bbls/d)	120,444	100,347	20
Conventional oil[1] (bbls/d)	76,410	79,878	-4
Total oil (bbls/d)	196,854	180,225	9
Natural gas (MMcf/d)	476	545	-13
Financial ($ millions, except per share amounts)			
Cash flow[2]	904	971	-7
Per share diluted	1.19	1.28	
Operating earnings[2]	378	391	-3
Per share diluted	0.50	0.52	
Net earnings	247	171	44
Per share diluted	0.33	0.23	
Capital investment	829	915	-9

[1] Includes natural gas liquids (NGLs) and Pelican Lake production.

[2] Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the earnings reconciliation summary in the operating earnings table.

Calgary, Alberta (April 30, 2014) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) reported solid first quarter results that continued to reflect the strength of its integrated business plan. While increased oil prices and lower market crack spreads reduced margins from the company's refining operations, those higher prices benefited Cenovus's operating cash flow from its producing oil assets.

Cenovus's oil sands production averaged 120,444 bbls/d net in the first quarter, up 20% from a year earlier, primarily driven by strong performance at the company's Christina Lake oil sands project. Production at Christina Lake increased 48% from 2013, averaging 65,738 bbls/d net as phase E approached full production capacity. This latest expansion phase, which was on time and on budget, brought Christina Lake's gross production capacity to 138,000 bbls/d.

Foster Creek production was at the upper end of Cenovus's expected range, averaging 54,706 bbls/d net in the quarter, a 2% decrease from the same period a year earlier. Cenovus is on track with its plan to optimize steam use at Foster Creek. The company is using new operating techniques to improve the conformance of steam along wellbores. Cenovus continues to strategically use its Wedge Well™ technology, which involves drilling single, horizontal producing wells between well pairs, allowing Cenovus to recover more oil while adding very little additional steam. The company drilled 11 of these wells in the first quarter of 2014 and expects to have 42 starting production over the next 14 months.

"We're pleased with how Foster Creek has responded to the changes we've made," said John Brannan, Cenovus Executive Vice-President and Chief Operating Officer. "We're on track with our expansion plans and expect to produce between 100,000 and 110,000 barrels per day gross until we begin ramping up production from our next expansion phase in the third quarter."

Demonstrating the value of integration
Total operating cash flow was nearly $1.2 billion in the quarter, a 4% decrease from the same period a year earlier. Cenovus's upstream operations generated $924 million in operating cash flow in the first quarter, an increase of 35% due to a rise in oil and natural gas sale prices and higher oil sands production. This helped offset a 54% decline in operating cash flow from the company's refining operations, which generated $241 million in the first quarter. The decrease in operating cash flow from refining was primarily due to lower market crack spreads, higher feedstock costs associated with increased oil prices and planned maintenance and turnarounds in the quarter.

Cenovus's conventional oil and natural gas assets also demonstrate the strength of integration. The company's conventional oil operations provide predictable near-term cash flow to help fund the development of its oil sands projects, and natural gas acts as an economic hedge for the fuel required at both Cenovus's oil sands and refining operations. These assets generated $228 million in operating cash flow in excess of capital investment in the first quarter.

Taking the next step at Grand Rapids
Cenovus received regulatory approval for its Grand Rapids oil sands project in the first quarter. Similar to its existing oil sands projects, the company plans to develop Grand Rapids through a series of expansion phases. Phase A is expected to produce between

8,000 and 10,000 bbls/d, with first steam planned in 2017. Cenovus has purchased a pre-existing facility, which has a design capacity of 10,000 bbls/d, from the Joslyn steam-assisted gravity drainage (SAGD) oil sands project and plans to move it to the Grand Rapids project site. This will allow Cenovus to quickly implement what the company has learned from its pilot project.

"Our focus on attacking costs is one way we're building shareholder value," said Ferguson. "Using this pre-existing facility at Grand Rapids is a great opportunity for us and a good example of our strategy in action."

Cenovus plans to continue work on the existing pilot project, which consists of two producing well pairs. Grand Rapids has regulatory approval for a gross production capacity of 180,000 bbls/d.

Oil Projects

Daily production[1]							
(Before royalties) (Mbbls/d)	**2014**			2013			2012
	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands							
Christina Lake	**66**	49	61	53	38	44	32
Foster Creek	**55**	53	52	49	55	56	58
Oil sands total	**120**	103	114	102	94	100	90
Conventional oil							
Pelican Lake	**25**	24	25	25	24	24	23
Weyburn	**16**	16	16	16	16	17	16
Other conventional[2]	**36**	36	34	34	37	39	37
Conventional total	**76**	77	75	75	77	80	76
Total oil	**197**	179	189	177	171	180	165

[1] Totals may not add due to rounding.
[2] Includes NGLs production.

Oil sands

Cenovus has a substantial portfolio of oil sands assets in northern Alberta with the potential to provide decades of growth. The two operations currently producing, Foster Creek and Christina Lake, use SAGD, which involves drilling into the reservoir and pumping the oil to the surface. Cenovus is currently building its third major oil sands project at Narrows Lake, which is part of the Christina Lake Region. These projects are operated by Cenovus and jointly owned with ConocoPhillips. Cenovus has an enormous opportunity to deliver increased shareholder value through production growth from several identified emerging projects and additional future developments. The company continues to assess its resources and prioritize development plans to create long-term value.

Christina Lake

Production
- Production at Christina Lake averaged 65,738 bbls/d net in the first quarter, 48% higher than the same period a year earlier due to phase E approaching full production capacity, both on time and on budget. Work to optimize phases C, D and E is on track, with additional production from the project expected in 2015.
- The SOR at Christina Lake was 1.9 in the first quarter, consistent with the same period a year earlier.
- Operating costs at Christina Lake were $13.30 per barrel (bbl) in the first quarter, a slight increase from the same period a year ago. This was primarily due to higher natural gas fuel prices. Workover activities related to well maintenance were also higher in the quarter.
- Non fuel-operating costs were $8.47/bbl, compared with $9.24/bbl in the first quarter of 2013, a decrease of 8% mainly due to higher production volumes.

Expansions
- The phase F expansion is on schedule and on budget. About 50% of the project is complete, with work continuing primarily on procurement and construction. First production is expected in 2016. Cenovus is also working on engineering and procurement for phase G.

Foster Creek

Production
- Foster Creek production averaged 54,706 bbls/d net in the quarter, a 2% decrease from the same period a year earlier.
- The SOR at Foster Creek was 2.7 in the first quarter of 2014, compared with 2.4 in the same period a year earlier.
- Operating costs at Foster Creek averaged $19.09 in the first quarter, a 36% increase from the same period a year ago. The majority of the increase was driven by higher natural gas fuel prices and higher gas consumption as a result of the increased SOR. Workforce costs associated with the start-up of phase F and workover activities also contributed to the increase.
- Non-fuel operating costs were $13.64/bbl in the quarter compared with $11.12/bbl in the same period of 2013.

Expansions
- Phase F is on schedule and on budget with 93% of the project complete. Cenovus is on track to start injecting steam in the next month, and expects production in the third quarter of 2014. The company anticipates full ramp-up to be completed 12 to 18 months after first production begins.
- Phase G is 69% complete with initial production expected in 2015. Phase H is 42% complete with first production expected in 2016.

Narrows Lake
- Overall progress on phase A was 19% complete at the end of the quarter and site construction, engineering and procurement are progressing as expected.

- The first phase of the project is anticipated to have production capacity of 45,000 bbls/d gross. Narrows Lake is expected to be the industry's first project to demonstrate solvent aided process (SAP), using butane, on a commercial scale.
- Cenovus invested $47 million at Narrows Lake in the first quarter, compared with $25 million in the same period a year earlier.

Emerging projects

Grand Rapids
- Cenovus received regulatory approval for the Grand Rapids project in the first quarter. The project, which is wholly-owned by Cenovus and located within the Greater Pelican Region, is expected to produce up to 180,000 bbls/d.
- Cenovus plans to move forward with phase A, which is expected to produce between 8,000 and 10,000 bbls/d, and continue its work on the SAGD pilot project, which has two producing well pairs.
- Cenovus invested $11 million at Grand Rapids in the first quarter, compared with $18 million in the same period a year earlier.

Telephone Lake
- Cenovus's 100%-owned Telephone Lake property is located within the Borealis Region of northern Alberta. A revised application and environmental impact assessment (EIA) submitted in December 2011 is advancing through the regulatory process with approval anticipated in the second half of 2014.
- In 2013, Cenovus successfully concluded a dewatering pilot project designed to remove an underground layer of non-potable water sitting on top of the oil sands deposit at Telephone Lake. Approximately 70% of the top water was removed during the pilot and replaced with compressed air. While dewatering is not essential to the development of Telephone Lake, the company believes it could help improve the SOR by up to 30%, which would enhance project economics and reduce its impact on the environment.
- Cenovus invested $52 million at Telephone Lake in the first quarter, consistent with the same period a year earlier.

Conventional oil

Pelican Lake
Cenovus produces heavy oil from the Wabiskaw formation at its 100%-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. Cenovus has been injecting polymer since 2006 to enhance production from the reservoir, which is also under waterflood.

- Pelican Lake produced an average of 24,782 bbls/d in the quarter, increasing 5% from the same period a year earlier as additional infill wells started producing and the project continued to experience increased response from the polymer flood program.
- Cenovus invested $71 million at Pelican Lake in the first quarter, approximately half of what it invested in the same period a year earlier due to the decision to align spending with the current response the company is receiving from the polymer flood

program. Pelican Lake generated $22 million in operating cash flow in excess of capital investment in the first quarter.

- Operating costs at Pelican Lake were $24.96/bbl in the first quarter, up from $19.23/bbl in 2013. The increase is primarily due to increased workover activities and higher chemical expenses associated with expansion of the polymer flood.

Other conventional oil

In addition to Pelican Lake, Cenovus has conventional oil assets in Alberta, including tight oil opportunities, as well as the established Weyburn operation in Saskatchewan that uses carbon dioxide injection to enhance oil recovery.

- Conventional oil production, excluding Pelican Lake, averaged 51,628 bbls/d in the first quarter, decreasing 8% from the same period a year earlier. The decrease was primarily due to the sale of Cenovus's Shaunavon assets in 2013 and expected natural declines, partially offset by successful performance from the company's horizontal drilling program in southern Alberta.
- Production at the Weyburn operation was about 16,100 bbls/d net compared with approximately 16,700 bbls/d net in the first quarter of 2013.
- Cenovus invested $192 million in its conventional oil assets, excluding Pelican Lake, in the first quarter, consistent with the same period a year earlier. These assets generated $62 million of operating cash flow in excess of capital investment in the first quarter.
- Cenovus completed the sale of certain of its Bakken assets in April for proceeds of approximately $36 million before closing adjustments. Cenovus has retained the royalty interest in these properties, as they are primarily fee title lands.
- Operating costs for Cenovus's conventional oil operations, excluding Pelican Lake, were $19.16/bbl, a 16% increase compared with the same period in 2013 due to lower sales volumes, costs associated with workovers and repairs and maintenance, as well as higher energy costs.

Natural Gas

Daily production							
(Before royalties) (MMcf/d)	**2014**		2013				2012
	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Natural gas	**476**	529	514	523	536	545	594

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These properties are managed as financial assets, not production assets, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations because natural gas fuels the company's oil sands and refining operations.

- Natural gas production averaged 476 million cubic feet per day (MMcf/d) in the first quarter, a 13% decrease compared with the same period a year earlier. The production drop was driven primarily by expected natural declines, challenging winter weather conditions resulting in freeze-offs, and the decision to direct capital investment toward the company's oil opportunities.

- The company invested $9 million at its natural gas assets in the first quarter, consistent with the same period a year earlier. Natural gas assets generated $142 million in operating cash flow in excess of capital investment.
- Cenovus's average realized sales price for natural gas, including hedges, was $4.47 per thousand cubic feet (Mcf), an increase of $0.83 per Mcf. Higher natural gas prices more than offset the increase in fuel costs at Cenovus's oil sands operations.

Market access

Cenovus is concentrating on finding new customers in North America and around the world and working to ensure it has the ability to move its oil to these customers.

- Cenovus continues to expand its access to new markets and delivered approximately 7,117 bbls/d of oil for transportation by rail to destinations in the U.S. and on Canada's East Coast.
- Cenovus has committed 75,000 bbls/d to Enbridge's Flanagan South system and expects to start moving an initial 50,000 bbls/d in the second half of 2014.
- Cenovus has committed to move 200,000 bbls/d on the proposed Energy East pipeline; has additional shipping capacity of 175,000 bbls/d on proposed pipelines to the West Coast, and plans to move 75,000 bbls/d on TransCanada's Keystone XL system.

Refining

Cenovus's refining operations allow the company to capture value from crude oil production through to refined products such as diesel, gasoline and jet fuel. This integrated strategy provides a natural economic hedge when crude oil prices are discounted by providing lower feedstock costs to the Wood River Refinery in Illinois and Borger Refinery in Texas, which Cenovus jointly owns with the operator, Phillips 66.

Financial
- Operating cash flow from refining was $241 million in the first quarter, a 54% decrease when compared with the first quarter of 2013, due to a decline in market crack spreads consistent with narrowing differentials and higher prices for its heavy oil feedstock, as well as planned maintenance and turnarounds at both refineries.
- Capital investment was $23 million, decreasing from $25 million in the same period a year earlier. Capital expenditures were related to maintenance and reliability and safety projects. Cenovus's refining operations generated $218 million in operating cash flow in excess of capital investment in the first quarter.
- Cenovus's refining operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus's operating cash flow from refining would have been approximately $83 million lower.

Operations

- Cenovus's refineries processed an average of 400,000 bbls/d gross in the quarter, a 4% decrease from the same period a year earlier due to planned maintenance and turnaround activities in the quarter.
- Together, the two refineries processed an average of 195,000 bbls/d of heavy oil in the quarter, consistent with the year previous.
- The refineries produced an average of 420,000 bbls/d gross of refined products in the quarter, a 4% decrease from the first quarter of 2013.
- Cenovus and Phillips 66 sanctioned a debottlenecking project to fully utilize the assets installed with the original coker and refinery expansion (CORE) at the Wood River Refinery. The project is expected to start up in the first quarter of 2016. Cenovus's share of the project costs is expected to be US$50 million.

Financial

Dividend

The Cenovus Board of Directors declared a second quarter dividend of $0.2662 per share, payable on June 30, 2014 to common shareholders of record as of June 13, 2014. Based on the April 29, 2014 closing share price on the Toronto Stock Exchange of $33.02, this represents an annualized yield of about 3.2%. Declaration of dividends is at the sole discretion of the Board. Cenovus's continued commitment to a meaningful dividend is an important aspect of its strategy to focus on increasing total shareholder return.

Cash flow, earnings and capital investment

- Operating cash flow was nearly $1.2 billion in the quarter, a 4% decrease from the same period a year earlier. Operating cash flow from Cenovus's refining operations was $241 million, a 54% decline from the same period a year earlier due to lower market crack spreads and higher costs related to high oil prices, as well as planned maintenance and turnarounds at both refineries. The strong prices did benefit Cenovus's producing assets, which generated $924 million of operating cash flow, a 35% increase compared with the first quarter of 2013.
- Cenovus generated $904 million in cash flow in the first quarter, about 7% lower than the same period a year earlier due to the slight decline in operating cash flow and a decrease in interest income related to the receipt of the partnership contribution receivable when ConocoPhillips elected to prepay it in the fourth quarter of 2013.
- Operating earnings were $378 million in the first quarter, a 3% decrease when compared with the same period a year earlier due to a decrease in cash flow and a non-cash long-term incentive expense as compared to a recovery in 2013, partially offset by a reduction in deferred income tax expense.
- Cenovus's net earnings for the quarter were $247 million, about 44% higher than the same period a year earlier primarily due to unrealized risk management gains (compared with a loss in the first quarter of 2013), partially offset by non-operating unrealized foreign exchange losses as a result of a weaker Canadian dollar.
- Capital investment was $829 million in the first quarter, a 9% decrease when compared with the same period a year earlier, primarily due to reduced capital investment at Pelican Lake.

- Cenovus elected to prepay the remaining principal and accrued interest due under the partnership contribution payable to WRB Refining LP. This resulted in a net cash payment of approximately US$1.4 billion from Cenovus.

Risk management, expenses and financial ratios

- Cenovus hedged approximately 111 MMcf/d of expected natural gas production at an average AECO price of $4.61/MMcf for 2014.
- Cenovus hedged 3,500 bbls/d of expected oil production at an average Brent price of $114.21/bbl for 2015.
- Cenovus had a realized after-tax hedging loss of $23 million in the quarter. The company received an average realized price, including hedging, of $71.12/bbl for its oil. The average realized price for natural gas, including hedging, was $4.47/Mcf.
- General and administrative (G&A) expenses were $4.43 per barrel of oil equivalent (BOE) in the first quarter, compared with $3.40/BOE in the first quarter of 2013 due to higher workforce costs associated with growing oil sands production and long-term incentive costs.
- Over the long term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of between 1.0 and 2.0 times. At March 31, 2014, the company's debt to capitalization ratio was 36% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.4 times.

Operating earnings[1]		
(for the period ended March 31) ($ millions, except per share amounts)	**2014** **Q1**	2013 Q1
Earnings, before income tax	**358**	294
Add back (deduct):		
Unrealized risk management (gains) losses[2]	**(26)**	230
Non-operating unrealized foreign exchange (gains) losses[3]	**196**	47
Operating earnings, before income tax	**528**	571
Income tax expense	**150**	180
Operating earnings	**378**	391

[1] Operating earnings is a non-GAAP measure as defined in the Advisory.

[2] The unrealized risk management (gains) losses include the reversal of unrealized (gains) losses recognized in prior periods.

[3] Includes unrealized foreign exchange (gains) losses on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable and foreign exchange (gains) losses on settlement of intercompany transactions.

Conference Call Today
9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, April 30, 2014, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12 p.m. MT on April 30 until 10 p.m. MT on May 7, 2014, by dialing 855-859-2056 or 416-849-0833 and entering password 13236294. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

Investor notice

The Depository Trust Company ("DTC") has terminated its participation in Dividend Reinvestment Programs ("DRIP") for Canadian securities for all events announced with a record date beyond March 31, 2014. Please note that this affects only beneficial holders who hold common shares of Cenovus Energy Inc. through DTC participant brokers in the United States and who are currently enrolled in the Cenovus DRIP. To view the official notice from DTC, including information for beneficial holders who still want to participate in dividend reinvestment, please visit cenovus.com under 'Investors.'

ADVISORY

FINANCIAL INFORMATION

Basis of Presentation Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures This news release contains references to non-GAAP measures as follows:

- Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company's assets and improves the comparability of Cenovus's underlying financial performance between periods. Items within the Corporate and Eliminations segment are excluded from the calculation of operating cash flow.
- Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus's interim and annual consolidated financial statements.
- Operating Earnings is a non-GAAP measure that is used to provide a consistent measure of the comparability of our underlying financial performance between periods by removing non-operating items. Operating Earnings is defined as Earnings Before Income Tax excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on operating earnings.
- Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company's overall debt position as measures of the company's overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders' equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, asset impairments, unrealized gain or loss on risk

management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus's liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus's most recent Management's Discussion & Analysis (MD&A) available at cenovus.com.

OIL AND GAS INFORMATION

Barrels of Oil Equivalent Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively "forward-looking information") about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as "anticipate", "believe", "expect", "plan", "forecast" or "F", "target", "projected", "could", "focus", "proposed", "schedule", "potential", "may", "strategy" or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projections contained in our 2014 guidance, projected net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, broadening market access, improving cost structures, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including to reduce our environmental impact and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2014 guidance, updated February 13, 2014, available at cenovus.com, is based on an average diluted number of shares outstanding of approximately 757 million. It assumes: Brent US$105.00/bbl, WTI of US$102.00/bbl; Western Canada Select of US$76.00/bbl; NYMEX of US$4.00/MMBtu; AECO of C$3.30/GJ; Chicago 3-2-1 crack spread of US$13.50/bbl; exchange rate of $0.98 US$/C$. For the period 2015 to 2023, assumptions include: Brent US$105.00-US$110.00; WTI of US$100.00-US$106.00/bbl; Western Canada Select of C$81.00-C$91.00/bbl; NYMEX of US$4.25-US$4.75/MMBtu; AECO of C$3.70-C$4.31/GJ; Chicago 3-2-1 crack spread of US$12.00-US$13.00; exchange rate of $1.00 US$/C$; and average diluted number of shares outstanding of approximately 782 million.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see "Risk Factors" in our most recent Annual Information Form/Form 40-F, "Risk Management" in our current and annual MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and our website at cenovus.com.

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Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations	**Media**
Susan Grey	Rhona DelFrari
Director, Investor Relations	Director, External Communications
403-766-4751	**403-766-4740**
Bill Stait	Jessica Wilkinson
Senior Analyst, Investor Relations	Advisor, Media Relations
403-766-6348	**403-766-8990**
Graham Ingram	General media line
Senior Analyst, Investor Relations	**403-766-7751**
403-766-2849	
Anna Kozicky	
Senior Analyst, Investor Relations	
403-766-4277	